DEMAND POOLING, INC.

12720 Hillcrest Road, Suite 1060

Dallas, TX 75230

August 15, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Demand Pooling, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 17, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 14, 2013

File No. 0-53394

Ladies and Gentlemen:

We write in response to the comment letter dated August 6, 2013 (the Comment Letter”), from the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Richard Aland, the Chief Executive Officer of Demand Pooling, Inc. (“we” or the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed April 17, 2013 (“Form 10-K”), and Form 10-Q for the quarterly period ended March 31, 2013, filed May 14, 2013 (“Form 10-Q”).

We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Comment Letter. The Company has also amended its Form 10-K and Form 10-Q. Where applicable, the revised pages or sections of the Form 10-K and Form 10-Q have been referenced.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the third paragraph of this report states, “In Demand Pooling, Inc.’s opinion, the financial statements referred to above present fairly, in all material respects…” Please amend your filing to provide a report that expresses your auditor’s opinion on whether your financial statements materially comply with GAAP.

COMPANY RESPONSE:

It is respectfully noted that the third paragraph of the auditor’s opinion inadvertently referred to the Company in place of the auditor which has now been revised to correct this matter.

Item 9A. Controls and Procedures, page 18

2. We note that you have provided the disclosures required by Item 308 of Regulation S-K; however, you have not provided the disclosures required by Item 307 of Regulation S-K. Please amend your filing to provide all disclosures required by both Item 307 and Item 308 of Regulation S-K, as required by Item 9A of Form 10-K. Since your Form 10-K did not contain a required disclosure, please consider whether your disclosure controls and procedures were not effective as of December 31, 2012.

COMPANY RESPONSE:

It is respectfully noted that Item 9A has been revised as follows:

“ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We seek to improve and strengthen our control processes to ensure that all of our controls and procedures are adequate and effective. We believe that a control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the controls system are met. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. No evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company will be detected.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer/Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer/Chief Financial Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective at the reasonable assurance level discussed above.

Management's Annual Report on Internal Control Over Financial Reporting

Our Chief Executive Officer/Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

This annual report does not include an attestation report of our registered independent public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered independent public accounting firm.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d that occurred during the last quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.”

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 4. Controls and Procedures, page 12

3. We note that you have provided management’s assessment of internal control over financial reporting as of March 31, 2013. Please note that Item 4 of Form 10-Q requires you to provide the disclosures required by Item 307 of Regulation S-K concerning management’s assessment of disclosure controls and procedures. We remind you that Item 307 and Item 308 of Regulation S-K are separate rules requiring separate and distinct disclosures, and providing the disclosures required by Item 308 does not satisfy the requirement to provide the disclosures required by Item 307. Please confirm to us that management assessed your disclosure controls and procedures as of March 31, 2013, and tell us management’s conclusion as to the effectiveness of your disclosure controls and procedures. Since your Form 10-Q did not contain a required disclosure, please consider whether your disclosure controls and procedures were not effective as of March 31, 2013. Also confirm to us that you will provide the disclosures required by Item 307 of Regulation S-K in future Forms 10-Q.

COMPANY RESPONSE:

It is respectfully noted that Item 4 to the Form 10-Q has been revised as follows:

“Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer/Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Chief Executive Officer/Chief Financial Officer of the Company has evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer/Chief Financial Officer has concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

No changes in the Company’s internal control over financial reporting have come to management’s attention during the Company’s last fiscal quarter that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.”

In addition, we hereby confirm that the disclosures required by Item 307 of Regulation S-K will be provided in future Form 10-Q filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-388-1973 or our Securities Counsel, Richard G. Satin, Esq., Meyer, Suozzi, English & Klein, P.C., 1350 Broadway, Suite 501, New York, New York 10018.

Very truly yours,

/s/ Richard Aland

Chief Executive Officer

cc: Richard G. Satin, Esq.